Mail Stop 0407

      							August 30, 2005

Via U.S. Mail and Fax (852 - 2199 8372)
Mrs. Corinna Sio
Finance Director
City Telecom (H.K.) Limited
13-16 Floors
Trans Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong

	RE:	City Telecom (H.K.) Limited
		Form 20-F for the fiscal year ended August 31, 2004
		File No. 000-30354

Dear Mrs. Corinna Sio:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended August 31, 2004

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 71

1. Please tell us why you believe the mobile interconnection charges for the use of your Metro Ethernet network are recoverable under US
GAAP.

Item 15. Controls and Procedures, page 109
2. We note your disclosure that "[t]here have been no significant changes in our internal controls or in other factors that could significantly affect these controls." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Item 18. Financial Statements

2 Principal accounting policies

(f) Deferred expenditure, page F-12

3. Please reconcile for us the differences between the statement "costs incurred to obtain long term service agreements with customers are deferred and amortised on a straight line basis over the period of the underlying service subscription agreements executed with the customers" and the statement "Deferred expenditure represents costs incurred in acquiring subscribers of the fixed line phone services, which is treated as customer acquisition costs and are amortised over the expected subscription period of the services" from note 13 on page F-22. In addition tell us the types of expenses that are deferred, the basis for the deferral, and how you determined the costs are recoverable under US GAAP.


(m) Revenue recognition, page F-14

4. We note that you amortize revenue received in advance for the provision of international telecommunications services using calling cards based upon estimated actual usage by customers. Tell us how you estimate usage. Tell us why you do not recognize revenues based upon actual usage. .

5. We note that you amortise revenue received in advance for provision of fixed telecommunications network services on a straight line basis over the agreed period of time in accordance with the terms of the subscriber agreement. Please tell us what the agreed period of time represents, why this period of recognition is appropriate, and why you do not amortise over the expected term of the customer relationship.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mrs. Corinna Sio
City Telecom (H.K.) Limited
August 30, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE